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                             August 11, 2021

       Keith Jaffee
       Chief Executive Officer
       Banyan Acquisition Corp
       400 Skokie Blvd
       Suite 820
       Northbrook, Illinois 60062

                                                        Re: Banyan Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed August 6,
2021
                                                            File No. 333-258599

       Dear Mr. Jaffee:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed August 6, 2021

       Statements of Cash Flows, page F-6

   1. Please revise your presentation to also include a column of information for the audited period from March 10,
2021 (Inception) through March 16, 2021.
 Keith Jaffee
FirstName  LastNameKeith
Banyan Acquisition Corp Jaffee
Comapany
August  11, NameBanyan
            2021       Acquisition Corp
August
Page 2 11, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Brian Hecht